QuickLinks -- Click here to rapidly navigate through this document

Exhibit 21.1

List of
Large Scale Biology Corporation
Subsidiaries

Name	State of Incorporation
Biosource Genetics Corporation	California
Large Scale Bioprocessing, Inc.	Delaware
Biosource Technologies, Inc.	California
Large Scale Proteomics Corporation	Delaware
Predictive Diagnostics, Inc.	Delaware
Sunrise Biosystems, Inc.	Delaware

QuickLinks

  Exhibit 21.1
List of Large Scale Biology Corporation Subsidiaries